EXHIBIT 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, British Columbia V6C 2B5

Item 2. Date of Material Change

May 30, 2023 and June 7, 2023

Item 3. News Release

On each of May 30, 2023 and June 7, 2023, the Company disseminated a news release via Global Newswire and filed it on SEDAR.

Item 4. Summary of Material Change

On May 30, 2023, Eldorado announced that it had entered into agreements with respect to a C$81.5 million strategic investment in Eldorado by the European Bank for Reconstruction and Development (the "EBRD"). The investment is to be effected by way of a private placement whereby the EBRD will subscribe for 6,269,231 shares at a price of C$13.00 per share (the “Private Placement”).

Eldorado also announced that it had entered into an agreement (the “Underwriting Agreement”) with BMO Capital Markets and National Bank Financial, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase on a bought deal basis 10,400,000 Common Shares of the Company (the “Common Shares”) at the same price as the EBRD Private Placement of C$13.00 per Common Share, for gross proceeds of approximately C$135 million (the “Offering”). In addition, the Company granted the Underwriters an over-allotment option to purchase up to an additional 1,560,000 Common Shares, exercisable, in whole or in part, at any time up to 30 days from the closing of the Offering (the “Over-Allotment Option”). The Common Shares were being offered for sale pursuant to the Offering in all of the provinces and territories of Canada by way of a Canadian prospectus supplement to the Company’s Canadian short form base shelf prospectus dated May 18, 2023. The Common Shares were being offered for sale in the public offering in the United States pursuant to an effective registration statement (including a prospectus supplement thereto) filed under the U.S. multi-jurisdictional disclosure system.

On June 7, 2023, Eldorado announced the closing of the previously announced Offering of 10,400,000 Common Shares at a price of C$13.00 per share.

1

Item 5.Full Description of Material Change

On May 30, 2023, Eldorado announced that it had entered into agreements with respect to a C$81.5 million strategic investment in Eldorado by the EBRD. The investment is to be effected by way of the Private Placement. The proceeds of the Private Placement will be invested in the Skouries project in Northern Greece, and will be credited against the Company’s 20% equity funding commitment per the terms of the project financing facility that closed on April 5, 2023.

In addition, Eldorado also announced that it had entered into an agreement with BMO Capital Markets and National Bank Financial, on behalf of the Underwriters, pursuant to which the Underwriters agreed to purchase on a bought deal basis 10,400,000 Common Shares of the Company (the “Common Shares”) at the same price as the EBRD Private Placement of C$13.00 per Common Share, for gross proceeds of approximately C$135 million under the Offering. In addition, the Company granted the Underwriters the Over-Allotment Option. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering would be C$155 million. Proceeds from the Offering will be used to fund growth initiatives across the Company’s global portfolio, including some not currently contemplated within the Company’s five-year plan, as well as for general corporate and working capital purposes.

The Common Shares are being offered for sale pursuant to the Offering in all of the provinces and territories of Canada by way of a Canadian prospectus supplement to the Company’s Canadian short form base shelf prospectus dated May 18, 2023. The Common Shares are being offered for sale in the public offering in the United States pursuant to an effective registration statement (including a prospectus supplement thereto) filed under the U.S. multi-jurisdictional disclosure system. Before investing, prospective purchasers in Canada should read the Canadian prospectus supplement, the Canadian short form base shelf prospectus and the documents incorporated by reference therein for the purposes of the public offering, and prospective purchasers in the United States should read the prospectus in the U.S. registration statement, the U.S. prospectus supplement and the documents incorporated by reference therein for more complete information about the Company and the public offering in Canada and the United States. Common Shares may also be offered on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

The Offering was expected to close on or about June 7, 2023 and is subject to a number of customary closing conditions, including the approval of the Toronto Stock Exchange and New York Stock Exchange. The closing of the Offering was not conditional on the closing of the Private Placement.

The Private Placement is expected to close on or about June 13, 2023 following completion of the Offering, and is not conditional on the closing of the Offering. The Private Placement is also subject to a number of customary conditions, including the approval of the Toronto Stock Exchange and New York Stock Exchange. In addition, and as part of the Private Placement, the Company and EBRD have entered into a Project Support Agreement, pursuant to which, amongst other things, the Company has agreed to provide EBRD with certain ongoing reporting rights regarding the development and operations of the Skouries Project, as well as customary anti-dilution rights with respect to its investment in the Company. All securities issued under the Private Placement will be subject to a hold period expiring four months and one day from the date of issuance.

On June 7, 2023, Eldorado announced the closing of the previously announced Offering of 10,400,000 Common Shares at a price of C$13.00 per share. The Offering was conducted by a syndicate of Underwriters led by BMO Capital Markets and National Bank Financial, and including CIBC Capital Markets, Canaccord Genuity, Cormark Securities Inc. and RBC Capital Markets.

2

Copies of the Canadian and U.S. prospectus supplements, the Canadian short form base shelf prospectus, when available, and the registration statement on Form F-10 (File No. 333-272043), when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the aforementioned offering documents, when available may also be obtained from National Bank Financial Inc., 130 King Street West, Suite 3200, Toronto, ON M5X 1J9 or by telephone at (416) 869-6534 or by email at ECM-Origination@nbc.ca. Copies of the applicable offering documents, when available, can be obtained free of charge under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Steven Reid (for 12,000 Common Shares), George Burns (for 25,000 Common Shares), Stephen Walker (for 10,000 Common Shares), Teresa Conway (for 2,500 Common Shares), Carissa Browning (for 2,000 Common Shares), Pamela Gibson (for 10,000 Common Shares), Catharine Farrow (for 7,500 Common Shares), Philip Yee (for 15,000 Common Shares), Frank Herbert (for 2,000 Common Shares), and Lynette Gould (for 1,500 Common Shares), each an insider of the Company by virtue of being a director and/or officer of the Company, subscribed for an aggregate of 87,500 Common Shares for aggregate consideration of $1,137,500 in connection with the Offering.

In addition, Helikon Investments Ltd., an insider by virtue of holding greater than 10% of the issued and outstanding Common Shares, purchased 3,150,000 Common Shares for aggregate consideration of $40,950,000, representing approximately 1.60% of the issued and outstanding common shares of the Company following the closing of the Offering of June 7, 2023.

The issuance of Common Shares to each above noted insider is considered related party transactions under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transaction (“MI 61-101”).

The Company relied on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, in respect of such insider participation. The exemptions are based on the fact that neither the fair market value of the Common Shares, nor the fair market value of the entire Offering, insofar as it involves the insiders, exceeds 25% of the Company’s market capitalization. The Company did not file a material change report with respect to the participation of the insiders at least 21 days prior to the closing of the Offering as the insider participation was not determined at that time. The terms of the Offering and the agreements relating thereto were submitted to and unanimously approved by way of a resolution approved at a meeting of the Board of Directors of the Company.

This report shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

3

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “believes”, “budgets”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “intends”, “plans”, “potential”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this report include, but are not limited to, statements or information with respect to: the closing of, and net proceeds from, the sale of the Company’s common shares under the Private Placement and the Offering; statements regarding the intended use of proceeds; expectations regarding advancement and development of Skouries; the Company’s ability to fund the remaining 20% funding commitment; statements regarding the Company's other project development plans and activities, including advancing the Perama Hill project and exploration targets in Turkiye; risk factors affecting our business; our expectations as to our future financial and operating performance. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: the ability of the Company to satisfy closing conditions of the offerings, including obtaining all required regulatory approvals; the total funding required to complete the Skouries project; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to execute our plans relating to the Perama Hill project and in Turkiye, and the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at Skouries; how the worldwide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

4

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the Company’s ability to satisfy the closing conditions of the Private Placement and Offering, including obtaining any required consents and documents; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to execute our plans relating to the Perama Hill project and in Turkiye, and the timing thereof; inability to meet production guidance; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Item 6.Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Name of Executive Officer:	Frank Herbert, EVP, General Counsel and Chief Compliance Officer

Telephone number:	604-687-4018

Item 9.Date of Report

June 9, 2023

5